ISSUED ON BEHALF OF RELX PLC AND RELX NV

22 December 2016

Transactions in own shares

RELX PLC announces that today it cancelled 33.7 million of its ordinary shares held in Treasury. Following the cancellation, RELX PLC holds a total of 59,415,287 ordinary shares in treasury, and has 1,084,694,082 ordinary shares in issue (excluding treasury shares).

RELX NV announces that today it cancelled 30 million of its ordinary shares held in Treasury. Following the cancellation, RELX NV holds a total of 53,204,378 ordinary shares in treasury, and has 966,601,256 ordinary shares in issue (excluding treasury shares).